Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-179486

333-179486-01

EMPIRE STATE REALTY TRUST, INC.

EMPIRE STATE REALTY OP, L.P.

SUPPLEMENT NO. 1, DATED MARCH 11, 2013

TO THE PROSPECTUS/CONSENT SOLICITATION STATEMENT

DATED JANUARY 21, 2013

This supplement no. 1 is part of the prospectus/consent solicitation statement of Empire State Realty Trust, Inc. (the “company”) and Empire State Realty OP, L.P. dated January 21, 2013 and should be read in conjunction with the prospectus/consent solicitation statement. Defined terms used in this supplement and not defined herein have the meaning set forth in the prospectus/consent solicitation statement. The purpose of this supplement is to update the disclosures set forth below.

Option to Acquire Interests in 112-122 West 34th Street and 1400 Broadway

As previously disclosed under “Option to Acquire Two Additional Properties” on page 221 of the prospectus/consent solicitation, the company entered into agreements with three private entities supervised by the supervisor granting the company an option to acquire such entities’ leasehold and other interests in office properties in Manhattan known as 112-122 West 34th Street and 1400 Broadway for a price based on an independent valuation, unless the company and the applicable private entity agree to a negotiated price. The option is exercisable after settlement or final, non-appealable judgment in the litigation brought by the ground lessor against such entities as described below, so a valuation can be set without the uncertainty of such litigation.

As an update on such litigation and option:

(a)	Regarding 112-122 West 34th Street, in September 2011, the court granted summary judgment dismissing the ground lessor’s claims. The ground lessor appealed, and in May 2012, the Appellate Division, First Department, unanimously affirmed the judgment. The ground lessor thereafter filed motions for leave to appeal (a) in the Appellate Division, which was denied, and then (b) in the Court of Appeals, which was denied, so the ground lessor now has no further ability to appeal except by filing prior to March 18, 2013 a petition for writ of certiorari to the U.S. Supreme Court. The supervisor does not expect the ground lessor to file such petition.

(b)	Regarding 1400 Broadway, in June 2012, the court granted summary judgment dismissing the ground lessor’s claims. The ground lessor is currently pursuing an appeal of that judgment.

(c)

The company does not intend to exercise the option for the interests in 112-122 West 34th Street or 1400 Broadway prior to closing of the consolidation and IPO. The determination to exercise each option will thus be made by the company’s independent directors, and affiliates of the supervisor will not participate in the decision.

Additional Disclosures Concerning Distributions

In “Background of and Reasons for the Consolidation—Comparison of Distributions of the Subject LLCs and the Company” on pages 183-184 of the prospectus/consent solicitation, the distributions for each subject LLC per $10,000 original investment for each of the five years ended December 31, 2011 and the nine months ended September 30, 2012 were previously disclosed.

As an update on such distributions:

(a)	The following table shows the distributions for each subject LLC per $10,000 original investment for the year ended December 31, 2012:

	Empire State Building Associates L.L.C.	60 East 42nd St. Associates L.L.C.	250 West 57th St. Associates L.L.C.
Summary Per $10,000 Original Investment
Distributions out of basic rent	$1,179	$1,495	$2,000

Distributions out of overage rent
Overage rent distributions attributable to borrowing(1)	5,255	2,005	5139

Overage rent distributions attributable to operations	-0-	2,113	0

Total distributions out of overage rent	5,255	4,118	$5,139

Total distributions	$6,434	$5,613	$7,139

(1)	The distributions attributable to borrowings resulted from borrowings used to fund capital expenditures which would otherwise have been funded from operations and reduced overage rent.

(b)	The following table sets forth the five year average annual distributions for each subject LLC for the five years ended December 31, 2011 and the five years ended December 31, 2012. The average for the later five-year period is slightly higher for Empire State Building Associates L.L.C. and lower for the other two subject LLCs.

Average Annual Distributions for:	Empire State Building Associates L.L.C.	60 East 42nd St. Associates L.L.C.	250 West 57th St. Associates L.L.C.
Five Years Ended December 31, 2012	$3,244	$4,691	$10,457
Five Years Ended December 31, 2011	$3,110	$6,310	$10,976

(c)	The overage rent for the year ended December 31, 2012 has been received by Empire State Building Associates L.L.C. in the amount of $24,199,368 for the lease year ended December 31, 2012, and the resulting distribution was made March 8, 2013. The amount of approximately $14,100,000 is available for distribution after setting aside reserves of $10,099,368 for (i) debt service on the portion of the mortgage attributable to the purchase of the fee position in 2002, (ii) costs relating to the proposed consolidation and IPO, (iii) supervisory fees, (iv) accounting fees, and (v) general contingencies. In accordance with Empire State Building Associates L.L.C.’s organizational documents, 6% of the overage rent distribution is paid to Malkin Holdings LLC. Therefore, $846,000 is being paid to Malkin Holdings LLC and the balance of $13,254,000 ($4,016 per original $10,000 unit) is being distributed to participants. This overage rent distribution is fully attributable to borrowing. Since this overage distribution is made in 2013, it does not affect the average annual distributions for the five years ended December 31, 2012.

Class Action Litigation

As previously described under “Legal Proceedings” on page 453-454 of the prospectus/consent solicitation, the parties entered into a Stipulation of Settlement dated September 28, 2012, resolving the Class Actions.

As an update:

(a)	On January 18, 2013, the parties jointly moved for preliminary approval of such settlement, for permission to send notice of the settlement to the class, and for the scheduling of a final settlement hearing (collectively, “preliminary approval”).

(b)	On January 28, 2013, six participants in ESBA filed an objection to preliminary approval, and cross-moved to intervene in the action and for permission to file a separate complaint on behalf of ESBA participants. On February 21, 2013 the court denied the cross motion of such objecting participants, and the court denied permission for such objecting participants to file a separate complaint as part of the class action, other than permission to file a brief solely to support the allegation of the objecting participants that the buyout will deprive non-consenting participants in Empire State Building Associates L.L.C. of “fair value” in violation of the New York Limited Liability Company Law, The court rejected the objecting participants’ assertion that preliminary approval be denied and granted preliminary approval of the settlement.

(c)	The court has scheduled a hearing on a motion for final approval of the settlement for May 2, 2013.

Excluded Assets

As previously disclosed under “Principal Components of the Consolidation” on pages 199-200, the company will acquire in the consolidation all assets of Malkin Holdings LLC, other than specified excluded assets. As a result, the company would have acquired the name “Malkin Holdings LLC,” even though the company had no plan to use such name for any purpose.

As an update:

(a)	The company will not acquire the name “Malkin Holdings LLC” which will become an excluded asset. The company has no use for the name “Malkin Holdings LLC.”

Additional U.S. Federal Income Tax Considerations

The following is a summary of certain additional U.S. federal income tax considerations relating to the matters described in the prospectus/consent solicitation. You should review the discussion in the prospectus/consent solicitation under the heading “U.S. Federal Income Tax Considerations,” as supplemented with the discussion below, for a more detailed summary of the U.S. federal income tax considerations of such transactions.

Recently Enacted Tax Legislation

The American Taxpayer Relief Act of 2012 (“ATRA”) was enacted on January 3, 2013. As discussed in the prospectus/consent solicitation, certain provisions of U.S. federal income tax law relating to capital gain taxation (including the taxation of capital gain dividends paid in respect of the company’s common stock) and the applicability of capital gain rates to dividends designated as “qualified dividend income” had been scheduled to “sunset” and revert to provisions of previous law for taxable years beginning after December 31, 2012. ATRA modified those rules. Pursuant to ATRA, for taxable years beginning after 2012, for noncorporate taxpayers, each of the maximum capital gain tax rate (for gain other than “unrecaptured section 1250 gain”) and the maximum rate applicable to qualified dividend income generally is 20%. The backup withholding rate under ATRA is 28%. ATRA also increased the maximum rate applicable to ordinary income of noncorporate taxpayers to 39.6%. In addition, under ATRA, the 18% rate applicable to gain from the disposition of certain property held for more than 5 years does not apply.

As was the case for taxable years prior to 2013, the reduced rate applicable to qualified dividend income under ATRA only applies to dividends received by noncorporate stockholders, and in any event only applies to dividends paid by a REIT to a limited extent. Dividends paid by the company in a taxable year are not eligible for the reduced tax rate on qualified dividend income except to the extent that the payee satisfies certain minimum holding requirements, the company designates all or a portion of the dividend as a qualified dividend income, and the amount so designated does not exceed the sum of (1) the qualified dividend income received by the company during such taxable year from subchapter C corporations (including any TRSs), (2) the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by the company with respect to such undistributed REIT taxable income, and (3) the excess of certain income recognized during the immediately preceding year attributable to the sale of a built-in gain asset that was acquired in a carry-over basis transaction from a non-REIT corporation or had appreciated at the time the company’s REIT election became effective over the U.S. federal income tax paid by the company with respect to such built-in gain. Prospective investors should consult their tax advisors regarding the impact of ATRA in their particular circumstances.

Foreign Accounts

On January 17, 2013, final Treasury Regulations were published relating to the federal FATCA legislation that is described in the prospectus/consent solicitation under the headings “U.S. Federal Income Tax Considerations—Taxation of Stockholders—Foreign Accounts” and “U.S. Federal Income Tax Considerations—Consequences of Holding Operating Partnership Units – Foreign Accounts.” Under these final regulations, a 30% withholding tax will be imposed on payments made after December 31, 2013 with respect to dividends on, and after December 31, 2016, with respect to gross proceeds from the sale or other disposition of, the company’s common stock paid to a non-U.S. entity, unless (1) the entity is a “foreign financial institution” that undertakes certain diligence, reporting, withholding, and certification obligations, (2) the entity is not a financial institution and either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner; or (3) the entity is otherwise exempted under FATCA. In addition, the 30% withholding tax may apply to items of income and gross disposition proceeds received by holders of operating partnership units that do not comply with these requirements. Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

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